CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 July 11, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Karen Rossotto
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:           First Trust Exchange-Traded Fund IV (the "Trust")
                            File Nos. 811-22559 and 333-174332
                  -----------------------------------------------------

Dear Ms. Rossotto:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund IV (the "Trust") with the Securities and Exchange Commission (the "Commission") on May 12, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust Tactical High Yield ETF (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      Please also note that to the extent that your previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - PRINCIPAL INVESTMENT STRATEGIES

      Move the disclosure stating that "high yield debt securities that are rated below investment grade are commonly referred to as 'junk' debt" to directly after the first reference to high yield debt.

RESPONSE TO COMMENT 1

      The prospectus has been revised in accordance with this comment.


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Karen Rossotto
July 11, 2014
Page 2



COMMENT 2 - PRINCIPAL INVESTMENT STRATEGIES

      Pursuant to Item 9 of Form N-1A, if still applicable, move the disclosure regarding the initial invest-up period to the statutory prospectus. If this disclosure is no longer relevant, remove it from the prospectus.

RESPONSE TO COMMENT 2

      The disclosure has been removed from the prospectus.

COMMENT 3 - PRINCIPAL INVESTMENT STRATEGIES

      Disclose whether the Fund will invest in securities of issuers located in emerging markets.

RESPONSE TO COMMENT 3

      The Fund may invest in securities of issuers in emerging markets, but not as principal investment strategy of the Fund. Relevant risk disclosure has been added to the "Additional Risks of Investing in the Fund" in the statutory prospectus.

COMMENT 4 - PRINCIPAL INVESTMENT STRATEGIES

      With respect to the Fund's investments in loans, if the Fund intends to invest in participations, disclose this and include the applicable risk disclosures.

RESPONSE TO COMMENT 4

      The Fund does not currently intend to invest in participations.

COMMENT 5 - PRINCIPAL INVESTMENT STRATEGIES

      Explain in the response letter how the Fund will value the options it holds.

RESPONSE TO COMMENT 5

      The Fund invests in options that trade on a national securities exchange and will therefore value those options at market value.


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Karen Rossotto
July 11, 2014
Page 3



COMMENT 6 - PRINCIPAL RISKS

      Disclose under "Short Sale Risk" that the potential loss related to such investments is theoretically unlimited.

RESPONSE TO COMMENT 6

      The prospectus has been revised in accordance with this comment.

COMMENT 7 - ANNUAL TOTAL RETURN

      If performance information for the Fund is available on the Internet, disclose the website address.

RESPONSE TO COMMENT 7

      The prospectus has been revised in accordance with this comment.

COMMENT 8 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      Add disclosure regarding the 60-day shareholder notice policy for changes to non-fundamental investment policies.


RESPONSE TO COMMENT 8

      Although the Fund's Board of Trustees regularly provides 60 days' notice to shareholders of changes to non-fundamental investment policies, the Fund does not believe that it must disclose that shareholders are entitled to such notice in the prospectus.

COMMENT 9 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      Disclose the portfolio managers' strategy regarding when the Fund will sell securities.

RESPONSE TO COMMENT 9

      The prospectus has been revised in accordance with this comment.

Karen Rossotto
July 11, 2014
Page 4



COMMENT 10 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      Move the fifth paragraph of this section to the summary section of the prospectus.

RESPONSE TO COMMENT 10

      The prospectus has been revised in accordance with this comment.

COMMENT 11 - FUND INVESTMENTS

      If Mortgage-Backed Securities are a part of the Fund's principal investment strategies, include applicable disclosure and risks in the summary section of the prospectus. If not a part of the principal investment strategies, identify this asset class as a part of the Fund's non-principal investment strategies.

RESPONSE TO COMMENT 11

      Mortgage-Backed Securities are not a part of the Fund's principal investment strategies. The disclosure regarding such securities has been revised in accordance with this comment.

COMMENT 12 - ADDITIONAL RISKS OF INVESTING IN THE FUND

      If the Fund's portfolio turnover is expected to be greater than 100%, move "Portfolio Turnover Risk" to the summary section of the prospectus.

RESPONSE TO COMMENT 12

      The Fund does not expect portfolio turnover to be greater than 100%.

COMMENT 13 - TOTAL RETURN INFORMATION

      Pursuant to Form N-1A, include the following parenthetical after the name of the benchmark index in the "Cumulative Total Returns" table: "(reflects no deduction for fees, expenses, or taxes)."


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Karen Rossotto
July 11, 2014
Page 5



RESPONSE TO COMMENT 13

       The prospectus has been revised in accordance with this comment.

COMMENT 14 - STATEMENT OF ADDITIONAL INFORMATION - TYPES OF INVESTMENTS

      Add disclosure regarding the 60-day shareholder notice policy for a change to the Fund's 80% investment policy.

RESPONSE TO COMMENT 14

       The statement of additional information has been revised in accordance with this comment.

COMMENT 15 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT STRATEGIES

      With respect to the Fund's investments in loans, if the Fund intends to invest in participations, disclose this and include the applicable risk disclosure.

RESPONSE TO COMMENT 15

      The Fund does not currently intend to invest in participations.


                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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Karen Rossotto
July 11, 2014
Page 6



      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

                                               Sincerely yours,

                                               CHAPMAN AND CUTLER LLP



                                               By: /s/ Morrison C. Warren
                                                   ----------------------------
                                                       Morrison C. Warren